EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

July 21, 2010

John Hartz
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20849-4631

Re:	Eastern Environment Solutions, Corp.
File No. 0-31193

In connection with the comment letter received, dated April 14, 2010, we are submitting a supplemental response regarding the “Revenue Recognition”.  Please see memo attached.

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer